EXHIBIT 99.1

Skylight Health Announces Closing of Convertible Debenture Financing

TORONTO, Aug. 17, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, is pleased to announce that it has closed the non-brokered private placement announced on August 8, 2022 (the “Offering”), issuing 2,355 units of unsecured convertible debentures (“Debentures”). The principal sum of Debentures issued totals C$2,355,000.

Prad Sekar, CEO & Co-Founder of Skylight Health said, "We have a strong history of being diligent in our capital raising to ensure minimal dilution, and this cash injection gives us a buffer to get us comfortably to cash flow positivity."

The Debentures will have a maturity date of thirty (30) months from the date of issuance and shall bear interest at the rate of 8% per annum, paid quarterly in shares. Each Debenture shall be convertible into 1,111 common shares of the Company at C$0.90 (“Common Shares”). Upon issuance of the Debenture a holder shall also receive 1,111 share purchase warrants (the “Warrants”) of the Company. Each Warrant entitles the holder to purchase one Common Share (a “Warrant Share”) at a price of C$1.35 per share for a period 24 months from the date of issuance of the Debentures provided that if after the date that is four months and one day after the issuance of the Warrants, the Common Shares trade at a price of at least C$1.60 for 10 consecutive trading days on the Company’s primary stock exchange, the Company can deliver a notice and accelerate the expiry date of the Warrants to the date that is 30 days after the date on which such notice of acceleration is provided. If the Common Shares trade at C$2.00 for 10 consecutive trading day, the Company may, at its option, convert the Debenture to shares at the same conversion terms of C$0.90, upon receipt of a Conversion Notice.

In connection with the Debenture Offering, the Company paid finder's fee to certain registered brokerage firms, which was comprised of cash payment of $42,000 and the issuance of 60,778 finders' warrants upon the same terms and conditions as the Warrants.

The Debentures, Debenture Units, Warrants and any Common Shares resulting from the conversion of the Debentures, or the exercise of Debenture Warrants cannot be traded until December 18, 2022. The Company intends to use the proceeds of the Debenture Offering for general working purposes.

Series A Preferred Stock Cash Dividend

The Board of Directors of the Company has authorized, and the Company has declared, a dividend on its 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”) for the month of September 2022. The Series A Preferred Shares trade under the “SLHGP” stock ticker symbol.

In accordance with the terms of the Series A Preferred Shares, the Series A dividend will be payable in cash in the amount of $0.1927 per share on September 20, 2022 to the shareholders of record of the Series A Preferred Stock as of the dividend record date of August 31, 2022.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics, and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on the volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimizing unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.